November 22, 2022

Mr. Abe Friedman, Staff Accountant
Division of Corporation Finance
Office of Trade and Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Apollo Medical Holdings, Inc.
Form 10–K for the Fiscal Year Ended December 31, 2021
Filed February 28, 2022
File No. 001–37392

Dear Mr. Friedman:

This letter is submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 25, 2022 (the “Letter”) to Mr. Chandan Basho, Interim Chief Financial Officer of Apollo Medical Holdings, Inc. (the “Company”).

For convenience of reference, each comment contained in the Letter is reprinted below in italics followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis
Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 59

1.Refer to your response to comment 1. Please address the following:
a.Clarify for us and in your disclosure whether "Adjusted EBITDA" is intended to exclude amounts associated with all non-controlling interests or only those attributable to "excluded assets."

b.Given the number of items and the magnitude of their amounts comprising the adjustment "other expense (income)," revise your disclosure to itemize and quantify each component.

c.It appears your “Net loss adjustment for recently acquired IPA's” line item which excludes the impact of IPA's acquired within the preceding three years is not appropriate pursuant to Question 100.01 of the Non-GAAP Financial Measures Compliance Disclosure and Interpretations, as the results of these IPA's are part of your continuing operations. Please revise your reconciliation to remove this adjustment.

Response to Comment 1.a.:

The Company’s disclosure surrounding Adjusted EBITDA is intended to exclude amounts associated with “excluded assets” and certain one-time non-operating or non-cash transactions. The Company’s disclosure in future filings will make this clear.

Response to Comment 1.b.:

The Company respectfully acknowledges the Staff’s comment and will itemize and quantify the components of “other expense (income)” in its future filings.

Response to Comment 1.c.:

The Company has historically added back losses from recently acquired IPAs on the belief that three years is necessary to integrate recently acquired IPAs into the Company's business model. However, the Company respectfully acknowledges the Staff’s request and will no longer include such adjustment from its Adjusted EBITDA reconciliation in its future filings.

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If you should have any additional questions, please contact me directly at (510) 334-2237.

Very truly yours,

/s/ Chandan Basho
Chandan Basho
Interim Chief Financial Officer
(Principal Financial Officer)

cc:	Doug Jones, SEC Division of Corporation Finance Brandon Sim, Co-Chief Executive Officer Dr. Thomas Lam, Co-Chief Executive Officer